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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70472

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PureStream, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

712 FIFTH AVENUE 21ST FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Brown	917-696-8331	sbrown@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Fl 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Armando Diaz , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PureStream, LLC , as of 12/31 , 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAURI JAN PAGE
Notary Public · State of Florida
Commission # HH 135597
My Comm. Expires Sep 20, 2025
Bonded through National Notary Assn.



Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PureStream, LLC

Statement of Financial Condition
with Report of Independent
Registered Public Accounting Firm

December 31, 2023

Filed as a Public Document in accordance with Rule 17a-5(e)(3)
of the Securities Exchange Act of 1934

PureStream, LLC
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of PureStream, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PureStream, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

New York, New York
March 26, 2024

1

Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$5,333,551
Accounts receivable	1,557,967
Deposit with clearing broker	1,500,000
Other assets	217,006
TOTAL ASSETS	$8,608,524

LIABILITIES

Accounts payable	$467,682
Salaries and wages payable	1,630,588
Other liabilities and accrued expenses	282,590
Due to Member	543
TOTAL LIABILITIES	$2,381,403

MEMBER'S EQUITY	6,227,121
TOTAL LIABILITIES AND MEMBER'S EQUITY	$8,608,524

The accompanying notes are an integral part of this financial statement.

1. **ORGANIZATION AND NATURE OF BUSINESS**

PureStream, LLC (the "Company") is a Delaware single member LLC formed on October 17, 2019. The Company is an agency broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received regulatory approval to commence its broker dealer operations on March 15, 2021 and began operating the PURE ATS during August 2021.

The Company is wholly owned by PureStream Trading Technologies Inc. (the "Parent"/"Member").

The Company, pursuant to Regulation ATS and Regulation ATS NMS, is the broker-dealer operator of the PureStream alternative trading system (the "ATS" or "PURE ATS"). The PURE ATS executes trades on an agency only basis in National Market System ("NMS") equity securities for its broker-dealer subscribers. The Company generates transaction fees for facilitating trading on the PURE ATS.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The preparation of this financial statement is on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of this financial statement, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

As a single member limited liability company, wholly owned by PureStream Trading Technologies Inc., a C-corporation, the Company is deemed a disregarded entity not subject to U.S. Federal income taxes. Taxable income or loss of the Company is therefore allocated to its Member and included in the income tax returns filed by its Parent. Uncertainties in income taxes are provided for under the provisions of FASB ASC 740, "Accounting for Uncertainty in Income Taxes." The ASC establishes guidance on uncertain tax positions using a threshold approach. For the year ended December 31, 2023, the Company had no material unrecognized tax and no uncertain tax positions. As such no related reserves or disclosures are included in the Company's statement of financial condition. In accordance with ASU No. 2019-12, the Company has not included deferred tax assets and liabilities in the Statement of Financial Condition.

Cash and Cash Equivalents

The Company had a cash balance of $5,333,551 as of December 31, 2023, which is maintained in one banking institution and which at times may exceed federally insured limits. The Company has not experienced any losses in this account. The Company does not believe the banking institution poses significant credit risk on its cash. However, the Company's cash balance exceeds the federally insured limit by $5,083,551.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with subscribing Broker Dealers or in connection with a licensing agreement. The accounts receivable balance at December 31, 2023 was $1,557,967. This consists of PURE ATS commission income receivable and revenue associated with licensing agreements.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivables) and are reversed when either it becomes a receivable, or the cash is received. Contract assets are reported in the statement of financial condition. As of December 31, 2023, there were no unbilled receivables and no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are reversed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2023, there were no contract liabilities.

Allowance for credit losses of trade receivable balances is regularly evaluated and a determination is made based on a combination of factors such as subscriber's creditworthiness, past transaction history with the subscriber, and reasonable and supportable forecasts. Changes to such allowance would be reflected in accordance with ASC 326. At December 31, 2023, the Company believes that all of its trade receivable balances will be collected. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expect credit losses. The Company continually reviews the credit quality of its subscribers, which are SEC-registered broker-dealers. There was no allowance for credit losses established as of December 31, 2023.

Lease

The Company follows the lease accounting guidance in ASC Topic 842. The Company elected the package of practical expedients permitted in ASC Topic 842 upon adoption.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Member entered into a license (sub-lease) agreement on January 4th, 2023, for a twelve-month term which

expired on December 31, 2023. The sub-lease agreement was then renewed on January 1st, 2024 through October 31, 2024.

Equipment

Computer equipment is stated at cost less accumulated depreciation. At December 31, 2023, computer equipment of $4,874 is reflected in other assets on the statement of financial condition.

Stock-Based Compensation

The Parent's equity incentive plan provides for the granting of Parent common stock options or other share-based awards to Employees, Directors, and Consultants of the Company.

Incentive Stock Options may be granted only to Employees; all other Stock Awards may be granted only to Employees, Directors and Consultants. In the event a Participant is both an Employee and a Director, or a Participant is both a Director and a Consultant, the Stock Award Agreement shall specify the capacity in which the Participant is granted the Stock Award; provided, however, if the Stock Award Agreement is silent as to such capacity, the Stock Award shall be deemed to be granted to the Participant as an Employee or as a Consultant, as applicable.

Each Option shall vest and become exercisable in one or more installments, at such time or times and subject to such conditions, including without limitation the achievement of specified performance goals or objectives established with respect to one or more performance criteria, as shall be determined by the Board.

Each stock bonus agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Award Shares issued pursuant to a stock bonus agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

Stock-based compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation, which requires recognition of expense related to the fair value of stock-based compensation. Compensation cost includes compensation cost for all stock-based compensation granted, based on the grant-date fair value estimated in accordance with the guidance in ASC 718, recognized over the vesting period using the straight-line attribution method. Stock-based compensation expense is recognized by the Company with a corresponding increase to additional paid-in capital, representing the contribution of Parent common stock.

3. DEPOSIT WITH CLEARING BROKER

The Company has $1,500,000 on deposit with its clearing broker. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company's or a counterparty's failure to fulfill certain contractual obligations. No such losses occurred in 2023.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under

this indemnification cannot be estimated. The Company has had no historical losses and continuously monitors its credit and market risk exposure. The Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

4. **CONCENTRATION AND CREDIT RISK**

Credit Risk - The Company is subject to credit risk should the ATS's subscribing broker-dealers become unable to pay the amount receivable as reflected on the Statement of Financial Condition. However, the Company does not anticipate non- performance by these counterparties. As of 12.31.2023, approximately 63% of commission receivable balance is due from 2 broker-dealer subscribers.

Clearing Counterparty Credit Risk - The Company is exposed to counterparty credit risk in the case of failure to perform on the part of the clearing firm that is involved in processing equities transactions on the behalf. The Company uses BofA to clear transactions. BofA guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. Thus, the Company is potentially exposed to counterparty credit risk on equities trades between the trade date and one day after the trade date in the event that BofA fails to perform. In the case of a failure to perform on the part of BofA the Company has obligations to the counterparties to satisfy the trades. The Company believes that any potential requirement for the Company to make payments under these obligations is remote and accordingly, has not recorded any liability in the financial statement for these obligations.

5. **COMMITMENTS AND CONTINGENCIES**

The Company is exposed to unasserted potential claims encountered in the normal course of business. The Company has no litigation in progress at December 31, 2023. In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not paid any prior claims or losses pursuant to these contracts and expects the risk of losses to be remote.

6. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement in place with its Parent which allows the Parent to act as paymaster for centrally processed expenses. For the year ended December 31, 2023, the total expenses reimbursed to the Parent pursuant to this agreement were approximately $78,358. As of December 31, 2023, approximately $543 remains payable to the Parent.

The license (sub-lease) agreement described herein (Footnote 2) is between a member of the board's family office and the Member.

The Parent has established and maintains a share-based compensation plan (stock-option plan) for selected employees. Options were granted to employees of the Company. The options vest over a 3-year period. The compensation cost associated with these options is allocated through equity to the Company.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2023, the Company had net capital of $5,522,801 which was $5,364,041 in excess of the amount required of $158,760. The ratio of aggregate indebtedness to net capital was 43.12%. A portion of the clearing deposit account is considered an allowable asset in the computation of net capital pursuant to an agreement between the Company and the clearing broker and in compliance with SEA Rule 15c3-1.

8. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the date of issuance of these financial statements. The Company has determined that no events occurred that are required to be recognized or disclosed in the financial statements.